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Exhibit 12.1

Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Pretax income from continuing operations	$192,213	$237,887	$189,652	$129,093	$101,832	$93,238
Less: Income from equity investees	27,494	38,318	26,971	1,265	—	—
Add: Minority interest	158,804	212,523	144,263	115,524	80,952	80,846
Fixed charges	59,888	65,325	45,284	37,294	28,328	30,645
Distributed equity method income	41,326	46,033	16,565	—	—	—

Earnings available for fixed charges	$424,737	$523,450	$368,793	$280,646	$211,112	$204,729

Fixed charges:
Interest expense	$52,446	$55,938	$34,408	$28,084	$19,690	$21,635
Amortization of debt issuance costs	2,317	2,862	3,018	3,641	3,286	3,687
Estimated portion of rental expense equivalent to interest	5,125	6,525	7,858	5,569	5,352	5,323

Total fixed charges	$59,888	$65,325	$45,284	$37,294	$28,328	$30,645

Ratio of earnings to fixed charges	7.1x	8.0x	8.1x	7.5x	7.5x	6.7x

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  Exhibit 12.1
Ratio of Earnings to Fixed Charges